
07008281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52234

August 31

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/06 (MM/DD/YY) AND ENDING 08/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Internet Capital Markets Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 Quai Des Commerce
(No. and Street)

1000 Brussels, Belgium
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc M. Drimer 32-2-2180370
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adelman Katz & Mond LLP
(Name — if individual, state last, first, middle name)

230 West 41st Street, 15th Floor (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
NOV 14 2007
THOMSON
FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
PROCESSING
RECEIVED
OCT 23 2007
160
SECTION
D.C.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc M. Drimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Internet Capital Markets Corp., as of August 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # DD610800
Expires: NOV. 17, 2010
BONDED THRU ATLANTIC BONDING CO., INC.

[Signature] Known personally to me
Signature

President
Title

[Signature]
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3..
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNET CAPITAL MARKETS CORP.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INDEPENDENT AUDITORS' REPORT

AUGUST 31, 2007

CONTENTS



ADELMAN KATZ & MOND LLP
ACCOUNTANTS AND CONSULTANTS

230 W. 41ST STREET
15TH FLOOR
NEW YORK, NY 10036-7207
TEL: 212.382.0404
FAX: 212.382.2686
www.akmcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Internet Capital Markets Corp.

We have audited the accompanying statement of financial condition of Internet Capital Markets Corp. as of August 31, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, in accordance with standards established by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Capital Markets Corp. as of August 31, 2007,and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Adelman Katz + Mond LLP

New York, N.Y.
October 23, 2007



ADELMAN KATZ & MOND LLP
ACCOUNTANTS AND CONSULTANTS

230 W. 41ST STREET
15TH FLOOR
NEW YORK, NY 10036-7207
TEL: 212.382.0404
FAX: 212.382.2686
www.akmcpa.com

REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Internet Capital Markets Corp.

In planning and performing the audit of the financial statements of Internet Capital Markets Corp. for the year ended August 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) as followed by Internet Capital Markets Corp. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Adelman Katz + Mond LLP

New York, N.Y.
October 23, 2007

INTERNET CAPITAL MARKETS CORP.

STATEMENT OF FINANCIAL CONDITION
(See Independent Auditors' Report)

AUGUST 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$ 33,624
Accounts receivable	35,000
Due from clearing organization	4,056
Deposits with clearing organization	10,109
Receivable from non-customers (Note 4)	1,385
Prepaid expenses	2,603
	$ 86,777

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable	$ 22,700
STOCKHOLDERS' EQUITY	
Capital stock, without par value; 200 shares authorized, issued and outstanding	105,000
Accumulated deficit	(40,923)
Total Stockholders' Equity	64,077
	$ 86,777

See notes to financial statements.

INTERNET CAPITAL MARKETS CORP.

STATEMENT OF OPERATIONS
(See Independent Auditors' Report)

YEAR ENDED AUGUST 31, 2007

REVENUES	
Commission income	$ 24,535
Interest and currency exchange income	346
Other income - funds received from NASD	35,000
Total Revenues	59,881
EXPENSES	
Taxes	125
Professional fees	19,000
Office expenses	2,339
Other operating expenses	11,456
Commission and clearing expenses	8,435
Travel	945
Total Expenses	42,300
NET INCOME	$ 17,581

See notes to financial statements.

INTERNET CAPITAL MARKETS CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(See Independent Auditors' Report)

YEAR ENDED AUGUST 31, 2007

	Capital Stock Without Par Value	Accumulated Deficit
BALANCES - September 1, 2006	$105,000	($ 58,504)
NET INCOME	-0-	17,581
BALANCES - August 31, 2007	$105,000	($ 40,923)

See notes to financial statements.

INTERNET CAPITAL MARKETS CORP.

STATEMENT OF CASH FLOWS
(See Independent Auditors' Report)

YEAR ENDED AUGUST 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 17,581
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Accounts receivable	(35,000)
Due from clearing organization	(4,056)
Accounts payable	12,700
Due to clearing organization	(409)
Deposits with clearing house	(2,003)
Receivable from non-customers	12,545
Prepaid expenses	644
Total Adjustments to Net Income	(15,579)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,002
NET INCREASE IN CASH	2,002
CASH- beginning of year	31,622
CASH- end of year	$ 33,624

See notes to financial statements.

INTERNET CAPITAL MARKETS CORP.

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2007

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Internet Capital Markets Corp. (the "Company") was incorporated in the State of New York on September 23, 1998 for the purpose of investment banking and as a consulting group.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses and disclosure of contingencies. Future events could alter such estimates in the near term.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital in the amount of $5,000. As of August 31, 2007, the Company has net capital of $25,090, which is $20,090 in excess of the minimum requirement.

3. INCOME TAXES

For the year ended August 31, 2007, the Company incurred net operating losses and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. At August 31, 2007, the Company had approximately $33,000 of Federal and State net operating losses. The net operating loss carry forwards, if not utilized, will begin to expire in 2018 for Federal purposes.

4. RECEIVABLE FROM NON-CUSTOMERS

The Company advanced a former employee $22,089 in the course of business. This amount is non-interest bearing and is due on demand. During the fiscal year ended August 31, 2007, this receivable was revised through an arbitration settlement. The receivable is $1,385.

INTERNET CAPITAL MARKETS CORP.

SUPPLEMENTAL INFORMATION
(See Independent Auditors' Report)

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AUGUST 31, 2007

STOCKHOLDERS' EQUITY	$ 64,077
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	(38,987)
Net Capital Before Haircuts on Securities Positions	25,090
HAIRCUTS	-0-
NET CAPITAL	$ 25,090
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 22,700

INTERNET CAPITAL MARKETS CORP.

SUPPLEMENTAL INFORMATION (continued)
(See Independent Auditors' Report)

SCHEDULE 1 (continued)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AUGUST 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
Minimum dollar requirement	$ 5,000
Excess net capital	$20,090
Excess net capital at 1000% (net capital - 10% of AI)	$17,820
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (Unaudited FOCUS Report)	$25,090
NET CAPITAL - per above	$25,090

END